May 7, 2019

Mark Williams
President and Chief Executive Officer
20/20 Global, Inc.
480 22nd Street, Box 2
Heyburn, ID 83336

       Re: 20/20 Global, Inc.
           Form 10-12G
           Filed April 15, 2019
           File No. 000-56022

Dear Mr. Williams:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 Filed April 15, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
10

1.    Please refer to your analysis of results of operations beginning on page
10. Please revise
      your disclosure concerning the fluctuations in revenue, gross profit, and general and administrative expenses to provide your readers with management's insight into why these items increased or decreased from 2017 to 2018 rather than merely repeating the dollar amounts seen on the face of your statements of operations. Refer to Item 303 of
      Regulation S-K.
Exhibit 3.02 Bylaws of 20/20 Global, Inc

2. We note that the forum selection provision in your bylaws identifies the state or federal court of Utah as the exclusive forum for certain litigation, including any ``derivative
 Mark Williams
20/20 Global, Inc.
May 7, 2019
Page 2
         action.   Please disclose whether this provision applies to actions
arising under the
         Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations under it.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Jennifer L pez-Molina, Staff
Attorney, at 202-551-3792 with any other questions.



FirstName LastNameMark Williams                                 Sincerely,
Comapany Name20/20 Global, Inc.
                                                                Division of
Corporation Finance
May 7, 2019 Page 2                                              Office of
Consumer Products
FirstName LastName